SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Announces its
Consolidated Results for the Fourth Quarter of 2005 and Annual Results

TIM PARTICIPAÇÕES S.A.

January 31, 2006

BOVESPA
(lot of 1,000 shares)
TCSL3: R$ 8.20
TCSL4: R$ 8.28
NYSE
(1 ADR = 10,000 shares)
TSU: US$ 37.25
Market Value:
R$ 7.2 billion
US$ 3.3 billion

4Q05 / 2005 Earnings Release

Conference Call:
February 2, 2006, at 2:00 p.m.
Brasilia Time
(11:00 a.m. US ET)

For further information, please
 access the Company’s website:
 www.timpartri.com.br.

Contacts:
Paulo Roberto C. Cozza
CFO and Investor Relations Officer
Tel: (55 21) 4009 3742
E-mail: pcozza@timsul.com.br

Joana Serafim
IR Manager
Tel: (55 21) 4009-3742/8113-0571
E-mail: jserafim@timbrasil.com.br

Leonardo Wanderley
IR Analyst
Tel: (55 21) 4009-3751/8113-0547
E-mail: lwanderley@timbrasil.com.br

Cristiano Pereira
IR Analyst
Tel: (55 21) 4009-3751/8113-0582
E-mail: cripereira@timbrasil.com.br
Rio de Janeiro, February 1, 2006 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. holding company announces the results for the forth quarter of 2005 (4Q05) and 2005 annual results. TIM Participações S.A. provides mobile telecommunication services through its mobile operators in the states of Paraná, Santa Catarina, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas and in the city of Pelotas (RS). The following financial and operational information, except as otherwise indicated, is presented on a consolidated basis and in Brazilian Reals, pursuant to the terms of Brazilian Corporate Law. The comparisons contained herein refer to the forth quarter of 2004 (4Q04) and 2004 annual results, except as otherwise indicated.

2005 Highlights

  TIM wins “Top of Mind 2005” Awards in the mobile services category, proving the power of the brand.

  The client base reached 7,513 thousand at the end of 2005, up by 32.8% over the previous year. By the year’s end, 64% of the Company’s customers used GSM technology.

  Leadership in the postpaid segment: 14.3% growth over 2004, representing 20.3% of total client base at end of 2005.

  Successful client retention strategy: monthly average churn rate of 1.8%, one of the lowest rates in the segment.

   Net Service Revenue totaled R$ 2.4 billion, a 14.6% growth over 2004. In 4Q05, this revenue totaled 656.6 million, 11.2% and 7.0% over 4T04 and 3T05, respectively.

  Gross VAS (Value Added Service) revenue was R$ 219.0 million in 2005, up 84.9% over 2004. In the 4Q05, VAS reached 7.7% of gross service revenue.

   Tight Acquisition Cost Control: 6.6% YoY reduction of SAC.

  Profitability Growth: EBITDA reached R$ 1.O billion, 14.3% increase over 2004, with an EBITDA margin of 34.7%, 4Q05 EBITDA margin was 37.1%, 2.2 p.p. and 2.4 p.p. higher than the 4Q04 and 3Q05, respectively.
  Record Net Income: R$ 399.2 million in 2005, 50.1% over 2004, with a net margin of 13.7%.

Management Message

2005 was another successful year for TIM Participações. The results show that despite the great challenges and the strong pressure from competitors, the Company not only grew, but also has strengthened the long term positioning of its business.

Our client base increased 32.8%, from 5.7 million in December 2004, to 7.5 million at the end of 2005. We kept the market leadership and our ARPU – average revenue per user – continued to be a sector reference. The tight cost control allowed a decrease in subscriber acquisition cost (SAC) of 6.6% . EBITDA increased 14.3%, with an EBITDA Margin of 34.7% . The Service EBITDA Margin reached 43.7% and Net Income totaled R$ 399.2 million – the highest in the Company’s history.

TIM Participações chose an innovative path, trying to attract and keep high value clients. At the same time, we continued to increase our client’s satisfaction through a segmented and personalized relationship strategy. Results came in: the Company recorded one of the smallest churn rates in the market. Quality research that has been periodically carried out by recognized institutions also show the improvement in clients’ satisfaction with our services when compared to competitors.

In 2005, TIM was awarded “Top of Mind”, for being the first Mobile Telecommunications Company that came to the mind of people, as indicated by the research conducted by “DataFolha”. This recognition shows the power of our brand.

GSM network extension allowed us to increase the quality of our products and services, bringing innovative solutions to a larger number of clients. Moreover, this is one of the Company’s competitive advantages: the existing synergy between TIM Participações and the TIM Group, which allows the development of new services using the same technological platform, in a short period of time with reduced costs.

In 2006 our strategy is to keep clients’ retention and to continue the development of segmented solutions in order to maintain market leadership. We will continue to pursue the recognition and satisfaction of our clients, while focusing on profitability and thus creating value for shareholders. We are therefore counting on a strong brand, a satisfied client base and on differentiated marketing campaigns.

The Management

Operating Performance

Market: sharp penetration increase
Total penetration – Northeastern and South Regions – was estimated at 40.8%, 11.8 p.p. over 2004 though still below the national average penetration of 46.8%, allowing strong growth potential within the region, of which TIM Participações is benefiting through its unique service portfolio.

Market Leadership
TIM Participações client base has reached 7,513,331 clients by the end of 2005, a 32.8% expansion over 2004. As a result, the Company held the leading position, with an estimated market share of 41.1%, stable when compared to the previous quarter (41.3%).

Continued postpaid expansion	With reference to the customer mix, the postpaid segment grew by 14.3% in 2005, bringing the weight of postpaid clients on the total lines to 20.3%.

Net Additions Record	In 2005 the Company has presented the highest level of net additions in its history, with 1,856,733 new clients, 30% higher than the net additions recorded in 2004.

Fast expansion of the GSM base
By year end, 64% of TIM Participações’ clients used GSM technology – 4,780,732 customers, representing 72.3% and 54.5% of the client base in the Southern and Northeastern regions, respectively. In 2005, the Company experienced 524.7 thousand TDMA to GSM migrations, compared to 400.8 thousand in 2004.

GSM coverage in the TIM Participações’ region reached 662 cities servicing 87.5% of the urban population by the end of 2005. Cities covered by the GSM have access to GPRS, with the additional benefit of the EDGE technology across the South and in main cities of the Northeast Region.

These innovations enhanced and stimulated the use of data and multimedia by our customers, as reflected by the steady growth of our VAS revenues.

Churn reduction in 4Q05
Even in the scenario of strong growth and competition, the Company maintained its churn rate average at 1.8% per month in 2005, one of the lowest in the sector.

On a quarterly bases, the performance is even better as demonstrated by a monthly churn rate in 4Q05 of 1.6%, 0.6 p.p. lower when compared to 4Q04 (- 0.5 p.p vs. 3Q 05).

Economic-Financial Development

Selected Data 1

								%
	4Q05	4Q04	% Y-o-Y	3Q05	% Q-o-Q	2005	2004
								Year

Total Gross Revenue	1,073,224	1,001,586	7.2%	986,450	8.8%	3,903,272	3,429,175	13.8%
Gross Service Revenue	855,538	773,012	10.7%	796,834	7.4%	3,169,743	2,782,403	13.9%
Gross Handset Revenue	217,686	228,574	-4.8%	189,616	14.8%	733,530	646,772	13.4%
			0					0
Total Net Revenue	803,683	747,703	7.5%	736,113	9.2%	2,918,216	2,564,632	13.8%
Net Services Revenue	656,593	590,598	11.2%	613,901	7.0%	2,430,688	2,120,727	14.6%
Net Handsets Sales	147,090	157,105	-6.4%	122,212	20.4%	487,528	443,905	9.8%
			0.0%					0.0%
EBITDA	298,198	260,815	14.3%	255,150	16.9%	1,013,187	886,246	14.3%
EBITDA Margin	37.1%	34.9%	2.2 p.p.	34.7%	2.4 p.p.	34.7%	34.6%	0.1 p.p.
			0.0%					0.0%
EBIT	159,556	116,929	36.5%	122,333	30.4%	480,832	388,105	23.9%
EBIT Margin	19.9%	15.6%	4.3 p.p.	16.6%	3.2 p.p.	16.5%	15.1%	1.4 p.p.
			0					0
Net Income	145,034	83,372	74.0%	96,795	49.8%	399,200	265,935	50.1%

Note: (1) consolidated data.

Operating Revenues

The gross service revenue in 2005 totaled R$ 3.2 billion, 13.9% higher than 2004. This growth is not only attributed to the 32.8% growth in the customer base, but also to the steady increase of Value Added Service (VAS) revenues (+84.9% y-o-y reaching R$ 219.0 million in 2005) . The same drivers explain the growth in service gross revenue in the 4Q05 (R$ 855.5 million), 10.7% above that registered in the 4Q04.

Handsets sales growth	The gross handsets revenue in the year was R$ 733.5 million, a 13.4% increase over 2004, as result of the growth in handsets sold (2.4 million in 2005 vs. 1.9 million in the previous year).

Focusing on 4Q05, this revenue was R$ 217.7 million, a 4.8% decrease when compared to 4Q04, taking into account the reduction in the volume of handsets sold in the period (733.9 thousands in the 4Q04 versus 626.7 thousands in the 4Q05). This slowdown is mainly explained by an increase in the pre-paid entry price as a result of a more rational commercial approach: as an example during the month of December 2005 pre-paid entry price was 199 R$ compared to 149 R$ of December 2004.

It is important to mention that in 4Q05, as was done along 2005, TIM Participações kept improving the enhanced data enabled handsets mix: color display and MMS already represents 21% of the total handsets sold. This is the proof that customers are willing to buy more sophisticated handsets.

Hence, total gross revenue was R$ 3.9 billion, or 13.8% higher than the previous year. In 4Q05, total gross revenue was R$ 1.1 billion, 7.2% above 4Q04.

Total net revenue was R$ 2.9 billion in 2005 and R$ 803.7 million in 4Q05, a 13.8% and 7.5% increase over last year, respectively.

ARPU: expansion in 4Q05 versus 3Q05	The average revenue per user (ARPU) in 4Q05 was R$ 30.67, posting a rebound of 0.9% compared to 3Q05 (R$30.40).

Looking closer at 2005, ARPU was R$ 31.34 against the R$ 36.53 posted in 2004 with a reduction mainly due to the large growth of the total client base - in particular the 39% expansion in prepaid customers, and from the discontinuation of long distance services in 2005. It is worth to remind you that, in order to ensure comparability with market standards, all ARPU figures above reported are calculated considering the total net service revenue.

Operational Costs and Expenses

Stable costs in 4Q05 when compared to 4Q04
In 2005, the network and interconnection cost totaled R$ 435.9 million, 6.3% above the R$ 410.1 million registered in 2004, primarily due to the strong expansion in the customer base and other costs related to the higher capacity and coverage of the GSM network roll-out as well as by the maintenance costs increase due to the overlap of the two existing networks (GSM and TDMA), partially offset by the discontinuation of long-distance services. In the 4Q05, this cost represented R$ 101.3 million, in line with R$ 102.3 million posted in 4Q04

The cost of goods sold – basically referred to sales of handsets and accessories - reached R$ 536.5 million, 4.4% higher than the R$ 513.7 million in 2004. This increase is primarily due to the 21.1% growth in the volume of handsets sold. In a quarterly basis, such cost amounted R$ 147.7 million, 9.3% lower than in the 4Q04, because to a 14.6% reduction in total of handsets sold in the period.

Commercial expenses (without depreciation / amortization / bad debt and personnel) totaled R$564.4 million, 30.2% higher than 2004, primarily due to the 29% growth in gross addition (3,236,192 clients in 2005 versus 2,514,206 in 2004). The higher sales in the period boosted mainly the expenses related to sales commissions and the FISTEL rate - charged on the activation of each line and over total initial base. In 2005, these expenses reached R$ 253.2 million and R$123.9 million, respectively.

On a quarterly basis, the same drivers affected commercial expenses, which totaled R$ 167.8 million in the 4T05 against R$ 137.4 million in the 4Q04.

SAC: Reduction of 6.6% in the year versus 2004
The subscribers´ acquisition and retention cost (SAC) reached R$ 116.2, which represents a 6.6% reduction over the R$124.4 posted in 2004: This is the result of strong cost control in the acquisition of new clients. The Company’s rational market strategy was leveraged by the appreciation of the Brazilian Real against the U.S. Dollar and the lower average purchasing prices of handsets. SAC totaled R$ 109.2 in 4Q05 against the R$ 95.1 registered in 4Q04. The increase is related to subscribers retention cost.

General and administrative expenses (G&A)- excluding depreciation/amortization and personnel expenses – totaled R$ 110.7 million in 2005, 5.4% higher than in 2004, due to the increase in third party services expenses. In 4Q05, those expenses totaled R$ 25.4 million against the R$ 21.4 million registered in 4Q04.

Personnel expenses totaled R$125.2 million in 2005 and R$ 33.1 million in 4Q05 – 8.2% and 6.6% higher than 2004 and 4Q04, respectively. This increase was due to headcount growth and non-recurring expenses related to the network, as well.

Bad debt: reduction in percentage of total gross revenue	Bad debt expenses totaled R$118.0 million in 2005 and R$ 27.8 million in 4Q05, making a decrease in percentage on total gross revenues from 3.3% in 2004 to 3.0% in 2005.

 In 4Q05 the performance was particularly worth of notice as reflected by the reduction of 0.4 p.p when compared to 4Q04 (2.6% vs. 3.0%). This performance was achieved despite the Company adopted more conservative criteria for the bad debt provision, to take into account the strong growth in postpaid customers.

 It is important to point out that all these procedures are geared to maintain the quality of our client base.

EBITDA

EBITDA: Profitability Increase
TIM Participações reported an increase of 14.3% in 2005 EBITDA (earnings before interest, taxes, depreciation and amortization) amounting R$1.013 billion, compared to R$886.2 million in 2004. EBITDA in 4Q05 reached R$ 298.2 million against the R$ 260.8 million registered in the same period of the previous year. This growth is a further proof that the Company’s strategy was able to deliver a solid and profitable growth despite the strong competitive scenario and record gross additions.

(R$ millions)

EBITDA Reconciliation	4Q05	4Q04	2005	2004

Net Profit	145,034	83,372	399,200	265,935
(+) Provision for Income Tax and Social Contribution	32,866	20,876	130,338	108,036
(+/-) Non-Operational Results	428	399	2,260	4,592
(+/-) Minorities Interest	-	23,539	21,464	70,113
(-) Net Financial Results	(18,771)	(11,257)	(72,431)	(60,571)

EBIT	159,556	116,929	480,832	388,105
(-) Amortization and Depretiation	138,642	143,886	532,356	498,141
EBITDA	298,198	260,815	1,013,188	886,246

4Q05 margin increase
In 2005, EBITDA margin was 34.7% slightly above 2004 figures (34.6%). The service EBITDA margin was 43.6%.

 On a quarterly basis 4Q05 EBITDA margin was 37.1% with a sharp increase when compared to 3Q05 (+2.4 p.p.) and 4Q04’s (+2.2 p.p.).

Depreciation and Amortization

Depreciation and amortization in 2005 was R$ 532.4 million, an increase of 6.9% over 2004, reflecting a 12.2% fixed asset growth in the last year, resulting mainly from the expansion and innovation of both network and information technology infrastructure. In 4Q05, depreciation and amortization totaled R$ 138.6 million versus the R$ 143.9 million registered in 4Q04, a 3.6% decrease, mainly due to the acceleration in 4Q04 of the depreciation of TDMA assets.

EBIT

EBIT – earnings before interest and taxes – was R$480.8 million in 2005 and R$ 159.6 million in the 4Q05, a 23.9% and 36.5% increase when compared to 2004 and 4Q04, respectively.

EBIT margin was 16.5% in 2005, 1.4 p.p. over 2004. In 4Q05, the EBIT margin was 19.9%, 4.3 p.p. higher than 4Q04.

Net Financial Result

TIM Participações net financial result was 19.6% higher than that recorded in 2004, growing from a positive R$ 60.5 million in 2004 to R$ 72.4 million in 2005. In a quarterly comparison, net financial result was positive R$ 18.7 million, a 66.7% increase when compared to the positive R$ 11.3 million registered in the same period of 2004, mainly due to the increase in the average cash allotted for financial investments.

Net Income

Record net income
The consolidated net income reached a record of R$ 399.2 million - 50.1% higher than 2004, which represents R$ 0.49 per 1,000 share and R$ 4.90 per ADR .(10,000 shares). On a quarterly basis, the net income grew by 73.9%, from R$ 83.3 million in 4Q04 to R$ 145 million in 4Q05. Net income margin increased from 10.3% in 2004 to 13.7% in 2005; such expansion was also achieved occurred in the quarterly result, from 11.1% in 4Q04 to 18% in 4Q05.

Indebtedness

By year’s end, the net cash position amounted to R$ 1.1 billion. Total indebtedness, including loans and financings from BNDES and Banco do Nordeste totaled R$130.8 million, compared to R$ 104.1 million reported at the end of 2004.

CAPEX

Capital Expenditure in 4Q05 amounted to R$ 348.4 million, totaling R$ 684.5 million invested in 2005, and primarily targeted to the expansion of the GSM network capacity and quality and the development of information technology’ systems, as the following table shows:

Capex	R$ millions
Network	452.9
Information technology	148.0
Comodato	68.3
Others	15.3
Total	684.5

The Company will submit to shareholders approval in Annual General Meeting the R$ 543.2 million 2006 estimated CAPEX.

Ownership Breakdown

On December 31, 2005, the Capital of TIM Participações S.A. was as following:

	Common	%	Preferred	%	Total	%
TIM Brasil Serviços e Participações S.A.	150,804,603,591	50.33%	24,053,370,461	4.15%	174,857,974,052	19.88%
ADR	-		337,323,781,484	58.16%	337,323,781,484	38.35%
Others	148,806,027,477	49.67%	218,588,704,147	37.69%	367,394,731,624	41.77%
Total	299,610,631,068	100.00%	579,965,856,092	100.00%	879,576,487,160	100.00%

Disclaimer	-----------------------------------------------------------------------------------------------------------------------------------------
This topic may contain forward-looking statements. Such statements are not statements of historical facts, and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties forecasted by the Company. Therefore, Company’s future operational results may differ from current expectations and whose read this release shall not based his/hers assumptions exclusively in the information herein stated. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

About TIM Participações S.A.

TIM Participações S.A. is the holding company of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., the mobile telecommunication operators that provides mobile telephony services in the states of Paraná, Santa Catarina, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas and in the city of Pelotas, in the State of Rio Grande do Sul, an area containing 44.9 million inhabitants.

TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a Brazilian subsidiary of Telecom Italia Group, the only company authorized to operate mobile communications throughout Brazil.

TIM Participações offers GSM technology, Global System for Mobile Communications, the most widely used in the world. At the end of December 2005, its network covered 662 cities and served 87.5% of the urban population.

The cities covered by the GSM Network also have access to the GPRS and EDGE technologies. These are innovations that facilitate the use of data and multimedia services across the country.

The Company boasts one of the widest services and product portfolios, offering solutions tailored to specific needs.

TIM is the most widely known brand in both regions, and has been “Top of Mind” since the Company started its operations.

List of Attachments

Attachment 1:	Balance Sheet (BR GAAP)
Attachment 2:	Income Statement (BR GAAP)
Attachment 3:	Cash Flow Statements (BR GAAP)
Attachment 4:	Operational Indicators– Northeastern Region
Attachment 5:	Operational Indicators- Southern Region
Attachment 6:	Consolidated Operational Indicators– TIM Participações
Attachment 7:	Glossary

Attachment 1

TIM PARTICIPAÇÕES S.A.
Balance Sheet under the Corporate Law (R$ Thousands)

DESCRIPTION	2005	2004	%

ASSETS	4,385,062	3,596,156	21.9%

CURRENT ASSETS	2,313,439	1,716,347	34.8%
Cash and cash equivalents	1,281,768	856,332	49.7%
Accounts receivable	723,335	608,122	18.9%
Inventories	81,880	47,200	73.5%
Recoverable Taxes	114,065	91,154	25.1%
Deferred income and social contribution taxes	103,118	108,706	-5.1%
Other current assets	9,272	4,833	91.8%

NON CURRENT ASSETS	237,026	242,057	-2.1%
Related parties	18,618	397	4588.6%
Recoverable Taxes	69,947	46,750	49.6%
Deferred income and social contribution taxes	117,477	163,114	-28.0%
Judicial deposits	26,278	30,291	-13.3%
Other	4,706	1,504	212.8%

PERMANENT ASSETS	1,834,597	1,637,752	12.0%
Investments	8,310	9,890	-16.0%
Property, plant and equipment	1,826,288	1,627,862	12.2%

LIABILITIES	4,385,062	3,596,156	21.9%

CURRENT LIABILITIES	1,480,076	1,078,520	37.2%
Trade accounts payable	8,741	11,361	-23.1%
Loans and financing	25,707	62,872	-59.1%
Suppliers	1,056,721	691,022	52.9%
Salaries and related charges	22,685	20,842	8.8%
Taxes, charges and contributions	157,666	153,563	2.7%
Related parties	45,042	2,944	1430.0%
Payable dividends and interest on shareholders' equity	141,606	114,678	23.5%
Other	21,909	21,239	3.2%

NON CURRENT LIABILITIES	159,043	103,524	53.6%
Loans and financing	105,076	41,220	154.9%
Trade accounts payable	2,962	-	N.A.
Taxes, charges and contributions	4,634	26,005	-82.2%
Provision for contingencies	42,788	32,602	31.2%
Supplementary pension plan	3,584	3,697	-3.1%

MINORITY INTEREST	-	393,605	N.A.

SHAREHOLDERS' EQUITY	2,745,942	2,020,507	35.9%
Capital	1,472,075	884,504	66.4%
Reserva de capital	192,081	240,634	-20.2%
Income reserves	647,298	695,472	-6.9%
Net Profit	434,489	199,897	117.4%

The complete Financial Statement, including its Explanatory Notes is available on the Website: www.timpartri.com.br

Attachment 2

TIM PARTICIPAÇÕES S.A.
Results (BR GAAP – R$ Thousands)

DESCRIPTION	4Q05	4Q04%		2005	2004	YTD %

Gross Revenues	1,073,224	1,001,586	7.2%	3,903,272	3,429,175	13.8%
Telecommunications Services	855,538	773,012	10.7%	3,169,743	2,782,403	13.9%
Core	789,578	732,092	7.9%	2,950,778	2,664,006	10.8%
VAS	65,960	40,920	61.2%	218,965	118,396	84.9%
Handset sales and other revenues	217,686	228,574	-4.8%	733,530	646,772	13.4%
Handset Sales	217,686	228,574	-4.8%	733,530	646,772	13.4%
Discounts and deductions	(269,541)	(253,883)	6.2%	(985,057)	(864,543)	13.9%
Taxes and discounts on services	(198,945)	(182,414)	9.1%	(739,054)	(661,676)	11.7%
Taxes and discounts on handset sales	(70,597)	(71,469)	-1.2%	(246,002)	(202,867)	21.3%
Net Revenues	803,683	747,703	7.5%	2,918,216	2,564,632	13.8%
Services	656,593	590,598	11.2%	2,430,688	2,120,727	14.6%
Handset and other revenues	147,090	157,105	-6.4%	487,528	443,905	9.8%
Operating Expenses	(505,485)	(486,888)	3.8%	(1,905,029)	(1,678,386)	13.5%
Personal expenses	(33,120)	(31,051)	6.7%	(125,164)	(115,658)	8.2%
Selling & marketing expenses	(167,802)	(137,449)	22.1%	(564,419)	(433,418)	30.2%
Network & interconnection	(101,275)	(102,287)	-1.0%	(435,883)	(410,057)	6.3%
G&A	(25,366)	(21,449)	18.3%	(110,680)	(104,960)	5.4%
Cost Of Goods and Service	(147,682)	(162,776)	-9.3%	(536,470)	(513,662)	4.4%
Bad Debt	(27,753)	(30,148)	-7.9%	(117,978)	(112,605)	4.8%
Other operational revenues (expenses)	(2,487)	(1,728)	44.0%	(14,434)	11,976	N.A.
EBITDA	298,198	260,815	14.3%	1,013,187	886,246	14.3%
EBITDA - Margin over total net revenues	37.1%	34.9%	2.2 p.p	34.7%	34.6%	0.1 p.p
Depreciation	(97,637)	(107,681)	-9.3%	(377,524)	(361,950)	4.3%
Amortization	(41,005)	(36,205)	13.3%	(154,832)	(136,191)	13.7%
EBIT	159,556	116,929	36.5%	480,832	388,105	23.9%
EBIT - Margin over total net revenues	19.9%	15.6%	4.3 p.p	16.5%	15.1%	1.4 p.p
Other non-operational revenues (expenses)	(428)	(399)	7.2%	(2,260)	(4,592)	-50.8%
Net Financial Results	18,771	11,257	66.8%	72,431	60,571	19.6%
Financial expenses	(29,944)	(21,738)	37.8%	(83,634)	(68,801)	21.6%
Net exchange variance	(394)	(1,231)	-68.0%	(2,482)	(4,241)	-41.5%
Financial income	49,110	34,225	43.5%	158,546	133,613	18.7%
Net income before taxes and Minorities	177,900	127,787	39.2%	551,002	444,084	24.1%
Income tax and social contribution	(32,866)	(20,876)	57.4%	(130,338)	(108,036)	20.6%
Minority interest	-	(23,539)	N.A.	(21,464)	(70,113)	-69.4%
Net Income	145,034	83,372	74.0%	399,200	265,935	50.1%

The complete Financial Statement, including its Explanatory Notes are available on the Website: www.timpartri.com.br

Attachment 3

TIM PARTICIPAÇÕES S.A.
Cash Flow Statements
(BR GAAP – R$ Thousands)

	2005	2004	4Q05	4Q04

EBIT	480,832	388,105	159,556	116,929

Depreciation and Amortization	532,357	498,142	138,641	143,885
Capital Expenditures	(684,474)	(674,493)	(348,359)	(309,551)
Changes in Net Operating Working Capital	215,806	92,715	422,088	208,419
Provisions for Contingencies	10,186	11,124	15,267	8,343

Free operating cash flow	554,707	315,592	387,193	168,026

Income and Social Contribution Taxes	(130,338)	(108,036)	(32,866)	(20,876)
Dividends and Interest on Own Capital	(92,885)	(65,346)	-	-
Loans and Financing	23,642	(72,917)	(4,885)	397
Net Financial Income	72,431	60,571	18,771	11,257
Other changes	(28,812)	28,425	36,790	38,486

Net Cash Flow	398,745	158,289	405,003	197,290

The complete Financial Statement, including its Explanatory Notes is available on the Website: www.timpartri.com.br

Attachment 4
Operational Indicators for the Northeastern Region

	4T05	4T04	Var. %	3T05	Var.%	2005	2004	Var. %
			Tri		Ano			Ano
Estimated Population in the Region (million)	28.9	28.6	0.3%	28.8	1.0%	28.9	28.6	1.0%
Municipalities Served - GSM	342	308	4.0%	329	11.0%	342	308	11.0%
Estimated Total Penetration	34.2%	23.0%	2.9 p.p.	31.3%	11.2 p.p.	34.2%	23.0%	11.2 p.p.
Market Share	37.0%	39.9%	-0.2 p.p.	37.2%	-2.9 p.p.	37.0%	39.9%	-2.9 p.p.
Total Lines	3,657,046	2,666,346	9.2%	3,349,016	37.2%	3,657,046	2,666,346	37.2%
Prepaid	2,934,700	1,975,342	10.4%	2,659,202	48.6%	2,934,700	1,975,342	48.6%
Postpaid	722,346	691,004	4.7%	689,814	4.5%	722,346	691,004	4.5%
Gross Additions	463,575	338,393	1.5%	456,542	37.0%	1,585,278	997,756	58.9%
Net Additions	308,030	134,352	8.9%	282,968	129.3%	990,700	493,821	100.6%
Churn	4.6%	7.9%	-1.0 p.p	5.6%	-3.3 p.p	19.9%	21.0%	-1.2 p.p
TOTAL ARPU *	R$27.31	R$34.33	5.6%	R$25.86	-20.4%	R$27.73	R$33.72	-17.8%
TOTAL MOU	92	91	8.7%	85	1.2%	91	96	-5.8%
Investment (R$ million)	179.7	161.1	133.1%	77.1	11.6%	327.0	306.9	6.6%
Employees	1,190	1,046	8.5%	1,097	13.8%	1,190	1,046	13.8%

* In order to ensure comparability with market standards, all ARPU figures above reported are calculated considering the total net service revenue.

Attachment 5
Operational Indicators for the Southern Region

	4Q05	4Q04	Var. %	3Q05	Var.%	2005	2004	Var. %
			Q-o-Q		Y-o-Y			Y-o-Y
Estimated Population in the Region (million)	15.9	15.8	0.2%	15.9	0.9%	15.9	15.8	0.9%
Municipalities Served - GSM	320	297	6.3%	301	7.7%	320	297	7.7%
Estimated Total Penetration	52.7%	39.0%	3.8 p.p.	48.9%	13.7 p.p.	52.7%	39.0%	13.7 p.p.
Market Share	45.8%	47.9%	-0.3 p.p.	46.1%	-2.1 p.p.	45.8%	47.9%	-2.1 p.p.
Total Lines	3,856,285	2,990,252	7.3%	3,594,297	29.0%	3,856,285	2,990,252	29.0%
Prepaid	3,050,471	2,343,881	7.6%	2,834,016	30.1%	3,050,471	2,343,881	30.1%
Postpaid	805,814	646,371	6.0%	760,281	24.7%	805,814	646,371	24.7%
Gross Additions	450,277	518,878	8.3%	415,600	-13.2%	1,650,914	1,516,450	8.9%
Net Additions	261,988	361,344	53.9%	170,263	-27.5%	866,033	934,368	-7.3%
Churn	5.2%	5.6%	-1.9 p.p	7.1%	-0.4 p.p	23.7%	24.0%	-0.3 p.p
TOTAL ARPU *	R$29.85	R$35.82	0.6%	R$29.69	-16.7%	R$30.82	R$36.33	-15.2%
TOTAL MOU	77	77	6.8%	72	0.3%	76	83	-8.9%
Investment (R$ million)	168.6	147.8	138.0%	70.9	14.1%	357.4	367.9	-2.9%
Employees	1,256	1,143	1.0%	1,244	9.9%	1,256	1,143	9.9%

* In order to ensure comparability with market standards, all ARPU figures above reported are calculated considering the total net service revenue.

Attachment 6
Operational Indicators Consolidated Data – TIM Participações S.A.

	4Q05	4Q04	Var. %	3Q05	Var.%	2005	2004	Var. %
			Q-o-Q		Y-o-Y			Y-o-Y
Estimated Population in the Region (million)	44.9	44.4	0.2%	44.8	1.1%	44.9	44.4	1.1%
Municipalities Served - GSM	662	599	5.1%	630	10.5%	662	599	10.5%
Estimated Total Penetration	40.8%	29.0%	3.2 p.p.	37.6%	11.8 p.p.	40.8%	29.0%	11.8 p.p.
Market Share	41.1%	43.8%	-0.2 p.p.	41.3%	-2.7 p.p.	41.1%	43.8%	-2.7 p.p.
Total Lines	7,513,331	5,656,598	8.2%	6,943,313	32.8%	7,513,331	5,656,598	32.8%
Prepaid	5,985,171	4,319,223	9.0%	5,493,218	38.6%	5,985,171	4,319,223	38.6%
Postpaid	1,528,160	1,337,375	5.4%	1,450,095	14.3%	1,528,160	1,337,375	14.3%
Gross Additions	913,852	857,271	4.8%	872,142	6.6%	3,236,192	2,514,206	28.7%
Net Additions	570,018	495,696	25.8%	453,231	15.0%	1,856,733	1,428,189	30.0%
Churn	4.9%	6.7%	-1.5 p.p	6.4%	-1.8 p.p	21.9%	22.5%	-0.6 p.p
TOTAL ARPU *	R$30.67	R$36.61	0.9%	R$30.40	-16.2%	R$31.34	R$36.53	-14.2%
TOTAL MOU	84	84	7.9%	78	0.5%	83	90	-7.6%
Investment (R$ million)	348.4	308.9	135.5%	147.9	12.8%	684.5	674.9	1.4%
Employees	2,446	2,189	4.5%	2,341	11.7%	2,446	2,189	11.7%

* In order to ensure comparability with market standards, all ARPU figures above reported are calculated considering the total net service revenue.

Attachment 7

Glossary

Financial Terms

EBIT = Earnings before interest and tax
EBITDA = Earnings before interest, tax, depreciation and amortization
EBITDA Margin = EBITDA/ Net Operating Revenue
CAPEX – (capital expenditure) capital investment
Subsidy = (net revenue from goods – cost of sales + vendors discounts) / gross additions
Net debt = gross debt – cash
PL – Shareholders’ Equity

Technology and Services

TDMA = Time Division Multiple Access
GSM = Global System for Mobile Communications – A system storing and coding cell phone data, such as user calls and data, enabling a user to be recognized anywhere in the country by the GSM network. The GSM is now the standard most used in the world.
EDGE = Enhanced Data rates for Global Evolution – A technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. available offer speeds that can depending on the handset model.
SMS = Short Message Service – ability to send and receive alphanumerical messages.	Operating indicators

Customers = Number of wireless lines in service
Gross additions = Total of customers acquired in the period
Net additions = Gross Additions – number of customers disconnected
Market share = Company’s total number of customers / number of customers in its operating area
Marginal Market share = participation of estimated net additions in the operating area.
Market penetration = Company’s total number of customers + estimated number of customers of competitors / each 100 inhabitants in the Company’s operating area
Churn rate = number of customers disconnected in the period
ARPU = Average Revenue per User – net monthly revenue per customers in the period
Blended ARPU = ARPU of the total customer base (contract + prepaid)
Contract ARPU = ARPU of contract service customers
Prepaid ARPU = ARPU of prepaid service customers
MOU = minutes of use – monthly average. in minutes of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU = MOU of contract service customers
Prepaid MOU = MOU of prepaid service customers
SAC = Customer acquisition cost = (marketing expenses + commission + Fistel + “comodato” + costs of retention)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 01, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer